SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549



                               SCHEDULE 13G
                              (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
         RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 3)


                   InterNap Network Services Corporation
                   -------------------------------------
                             (Name of Issuer)

                      Common Stock, $0.001 par value
                      ------------------------------
                      (Title of Class of Securities)

                                45885A-10-2
                                -----------
                              (CUSIP Number)

                             December 31, 2003
                             -----------------
          (Date of Event Which Requires Filing of This Statement)



          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]   Rule 13d-1(b)

          [ ]   Rule 13d-1(c)

          [x]   Rule 13d-1(d)

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CUSIP No. 45885A-10-2            SCHEDULE 13G                  Page 2 of 16


 1    Name Of Reporting Person                            TI VENTURES, L.P.

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]

                                                                    (b) [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                       California

    NUMBER OF       5    Sole Voting Power                              -0-
     SHARES
   BENEFICIALLY     6    Shared Voting Power                      2,472,309
  OWNED BY EACH
    REPORTING       7    Sole Dispositive Power                         -0-
   PERSON WITH
                    8    Shared Dispositive Power                 2,472,309

  9    Aggregate Amount Beneficially Owned By Each
       Reporting Person                                           2,472,309

 10    Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares                                                   [ ]

 11    Percent Of Class Represented By Amount In Row 9                 1.1%

 12    Type Of Reporting Person                                          PN


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CUSIP No. 45885A-10-2            SCHEDULE 13G                  Page 3 of 16


 1    Name Of Reporting Person                 H&Q INTERNAP INVESTORS, L.P.

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]

                                                                    (b) [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                       California

    NUMBER OF       5    Sole Voting Power                              -0-
     SHARES
   BENEFICIALLY     6    Shared Voting Power                      2,472,309
  OWNED BY EACH
    REPORTING       7    Sole Dispositive Power                         -0-
   PERSON WITH
                    8    Shared Dispositive Power                 2,472,309

  9    Aggregate Amount Beneficially Owned By Each
       Reporting Person                                           2,472,309

 10    Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares                                                   [ ]

 11    Percent Of Class Represented By Amount In Row 9                 1.1%

 12    Type Of Reporting Person                                          PN


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CUSIP No. 45885A-10-2            SCHEDULE 13G                  Page 4 of 16


 1    Name Of Reporting Person                       TODD U.S. VENTURES LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]

                                                                    (b) [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                            Texas

    NUMBER OF       5    Sole Voting Power                              -0-
     SHARES
   BENEFICIALLY     6    Shared Voting Power                      2,472,309
  OWNED BY EACH
    REPORTING       7    Sole Dispositive Power                         -0-
   PERSON WITH
                    8    Shared Dispositive Power                 2,472,309

  9    Aggregate Amount Beneficially Owned By Each
       Reporting Person                                           2,472,309

 10    Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares                                                   [ ]

 11    Percent Of Class Represented By Amount In Row 9                 1.1%

 12    Type Of Reporting Person                                          OO


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CUSIP No. 45885A-10-2            SCHEDULE 13G                  Page 5 of 16


 1    Name Of Reporting Person      H&Q INTERNAP INVESTMENT MANAGEMENT, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]

                                                                    (b) [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                         Delaware

    NUMBER OF       5    Sole Voting Power                              -0-
     SHARES
   BENEFICIALLY     6    Shared Voting Power                      2,472,309
  OWNED BY EACH
    REPORTING       7    Sole Dispositive Power                         -0-
   PERSON WITH
                    8    Shared Dispositive Power                 2,472,309

  9    Aggregate Amount Beneficially Owned By Each
       Reporting Person                                           2,472,309

 10    Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares                                                   [ ]

 11    Percent Of Class Represented By Amount In Row 9                 1.1%

 12    Type Of Reporting Person                                          OO


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CUSIP No. 45885A-10-2            SCHEDULE 13G                  Page 6 of 16


 1    Name Of Reporting Person              H&Q TI VENTURES MANAGEMENT, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]

                                                                    (b) [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                       California

    NUMBER OF       5    Sole Voting Power                              -0-
     SHARES
   BENEFICIALLY     6    Shared Voting Power                      2,472,309
  OWNED BY EACH
    REPORTING       7    Sole Dispositive Power                         -0-
   PERSON WITH
                    8    Shared Dispositive Power                 2,472,309

  9    Aggregate Amount Beneficially Owned By Each
       Reporting Person                                           2,472,309

 10    Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares                                                   [ ]

 11    Percent Of Class Represented By Amount In Row 9                 1.1%

 12    Type Of Reporting Person                                          OO


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CUSIP No. 45885A-10-2            SCHEDULE 13G                  Page 7 of 16


 1    Name Of Reporting Person             H&Q TODD VENTURES MANAGEMENT LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]

                                                                    (b) [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                       California

    NUMBER OF       5    Sole Voting Power                              -0-
     SHARES
   BENEFICIALLY     6    Shared Voting Power                      2,472,309
  OWNED BY EACH
    REPORTING       7    Sole Dispositive Power                         -0-
   PERSON WITH
                    8    Shared Dispositive Power                 2,472,309

  9    Aggregate Amount Beneficially Owned By Each
       Reporting Person                                           2,472,309

 10    Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares                                                   [ ]

 11    Percent Of Class Represented By Amount In Row 9                 1.1%

 12    Type Of Reporting Person                                          OO


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CUSIP No. 45885A-10-2            SCHEDULE 13G                  Page 8 of 16


 1    Name Of Reporting Person                        GRANITE VENTURES, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]

                                                                    (b) [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                       California

    NUMBER OF       5    Sole Voting Power                              -0-
     SHARES
   BENEFICIALLY     6    Shared Voting Power                      2,472,309
  OWNED BY EACH
    REPORTING       7    Sole Dispositive Power                         -0-
   PERSON WITH
                    8    Shared Dispositive Power                 2,472,309

  9    Aggregate Amount Beneficially Owned By Each
       Reporting Person                                           2,472,309

 10    Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares                                                   [ ]

 11    Percent Of Class Represented By Amount In Row 9                 1.1%

 12    Type Of Reporting Person                                          OO


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CUSIP No. 45885A-10-2            SCHEDULE 13G                  Page 9 of 16


 1    Name Of Reporting Person                          SAMUEL D. KINGSLAND

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]

                                                                    (b) [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                    United States

    NUMBER OF       5    Sole Voting Power                              -0-
     SHARES
   BENEFICIALLY     6    Shared Voting Power                      2,472,309
  OWNED BY EACH
    REPORTING       7    Sole Dispositive Power                         -0-
   PERSON WITH
                    8    Shared Dispositive Power                 2,472,309

  9    Aggregate Amount Beneficially Owned By Each
       Reporting Person                                           2,472,309

 10    Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares                                                   [ ]

 11    Percent Of Class Represented By Amount In Row 9                 1.1%

 12    Type Of Reporting Person                                          IN


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CUSIP No. 45885A-10-2            SCHEDULE 13G                 Page 10 of 16


 1    Name Of Reporting Person                          STANDISH H. O'GRADY

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]

                                                                    (b) [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                    United States

    NUMBER OF       5    Sole Voting Power                              -0-
     SHARES
   BENEFICIALLY     6    Shared Voting Power                      2,472,309
  OWNED BY EACH
    REPORTING       7    Sole Dispositive Power                         -0-
   PERSON WITH
                    8    Shared Dispositive Power                 2,472,309

  9    Aggregate Amount Beneficially Owned By Each
       Reporting Person                                           2,472,309

 10    Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares                                                   [ ]

 11    Percent Of Class Represented By Amount In Row 9                 1.1%

 12    Type Of Reporting Person                                          IN


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CUSIP No. 45885A-10-2            SCHEDULE 13G                 Page 11 of 16


Item 1(a).     Name of Issuer.
               --------------

          InterNap Network Services Corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.
               -----------------------------------------------

          250 Williams Street, Atlanta, GA  30303.

Item 2(a).     Names of Persons Filing.
               -----------------------

          Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).     Address of Principal Business Office or, if none, Residence.
               -----------------------------------------------------------

          The address of each reporting person is One Bush Street, San Francisco, California 94104.

Item 2(c).     Citizenship.

          Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).     Title of Class of Securities.
               ----------------------------

          Common Stock, $0.001 par value ("Common Stock").

Item 2(e).     CUSIP Number.
               ------------

          45885A-10-2

Item 3.   Type of Reporting Person.
          ------------------------

          Not applicable.

Item 4.   Ownership.
          ---------

          Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information provided by the Issuer, there were 228,751,383 shares of Common Stock issued and outstanding as of December 31, 2003. At December 31, 2003, the reporting persons owned the following shares of Common Stock, shares of Series A Preferred Stock convertible into the following shares of Common Stock, and warrants to acquire the following shares of Common Stock:

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CUSIP No. 45885A-10-2            SCHEDULE 13G                 Page 12 of 16


                                            Series A
                         Common Stock       Preferred
Person                  Directly Owned        Stock         Warrants
------                  --------------      ---------       --------

TI Ventures, L.P.             -0-               -0-           -0-

H&Q InterNap Investors, L.P.  -0-               -0-           -0-

Todd U.S. Ventures LLC        -0-           1,354,692       338,673

Granite Ventures, LLC        41,290            21,495         3,444

Samuel D. Kingsland         223,770            51,675         8,279

Standish H. O'Grady         240,221           174,396        14,374

TOTAL                       505,281         1,602,258       364,770
                            =======         =========       =======

          Because voting and investment decisions concerning the above securities may be made by or in conjunction with the other reporting persons, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          ------------------------------------------------------------------

          Not applicable.

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CUSIP No. 45885A-10-2            SCHEDULE 13G                 Page 13 of 16


Item 8.   Identification and Classification of Members of the Group.
          ---------------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of Group.
          ------------------------------

          Not applicable.

Item 10.  Certification.
          -------------

          Not applicable.

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CUSIP No. 45885A-10-2            SCHEDULE 13G                 Page 14 of 16


                                   Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 5, 2004.

TI VENTURES, L.P.                     H&Q TODD VENTURES MANAGEMENT LLC


By:------/s/-------------             By:-------/s/------------
   Jackie A. Berterretche                Jackie A. Berterretche
   Attorney-in-Fact                      Attorney-in-Fact


H&Q INTERNAP INVESTORS, L.P.          GRANITE VENTURES, LLC


By:-------/s/------------             By:-------/s/------------
   Jackie A. Berterretche                Jackie A. Berterretche
   Attorney-in-Fact                      Attorney-in-Fact


TODD U.S. VENTURES LLC                SAMUEL D. KINGSLAND


By:-------/s/------------             By:-------/s/------------
   Jackie A. Berterretche                Jackie A. Berterretche
   Attorney-in-Fact                      Attorney-in-Fact


H&Q TI VENTURES MANAGEMENT, LLC       STANDISH H. O'GRADY


By:-------/s/------------             By:-------/s/------------
   Jackie A. Berterretche                Jackie A. Berterretche
   Attorney-in-Fact                      Attorney-in-Fact

H&Q INTERNAP INVESTMENT
  MANAGEMENT, LLC


By:-------/s/------------
   Jackie A. Berterretche
   Attorney-in-Fact


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CUSIP No. 45885A-10-2            SCHEDULE 13G                 Page 15 of 16


                                 EXHIBIT INDEX



Exhibit A                  Joint Filing Undertaking               Page 16


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CUSIP No. 45885A-10-2            SCHEDULE 13G                 Page 16 of 16




                            JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  February 5, 2004.

TI VENTURES, L.P.                     H&Q TODD VENTURES MANAGEMENT LLC


By:------/s/-------------             By:-------/s/------------
   Jackie A. Berterretche                Jackie A. Berterretche
   Attorney-in-Fact                      Attorney-in-Fact


H&Q INTERNAP INVESTORS, L.P.          GRANITE VENTURES, LLC


By:-------/s/------------             By:-------/s/------------
   Jackie A. Berterretche                Jackie A. Berterretche
   Attorney-in-Fact                      Attorney-in-Fact


TODD U.S. VENTURES LLC                SAMUEL D. KINGSLAND


By:-------/s/------------             By:-------/s/------------
   Jackie A. Berterretche                Jackie A. Berterretche
   Attorney-in-Fact                      Attorney-in-Fact


H&Q TI VENTURES MANAGEMENT, LLC       STANDISH H. O'GRADY


By:-------/s/------------             By:-------/s/------------
   Jackie A. Berterretche                Jackie A. Berterretche
   Attorney-in-Fact                      Attorney-in-Fact

H&Q INTERNAP INVESTMENT
  MANAGEMENT, LLC


By:-------/s/------------
   Jackie A. Berterretche
   Attorney-in-Fact